Seventh
                                 Amendment
                                  of the
                              Restated 2/22/91
                                 By-Laws
                                    of
                                GEHL COMPANY
                          (A Wisconsin Corporation)

Effective immediately, Section 3.01 shall be revised to read as follows:

     "3.01 General Powers and Number. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of its Board of Directors. The number of directors of the corporation shall be nine (9) divided into three (3) classes: Class I - three (3) directors; Class II - three (3) directors; Class III - three (3) directors."

Approved at February 26, 1999, Board Meeting